UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 31, 2009
Commission File Number: 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

(Exact name of registrant as specified in its charter)
Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EXHIBIT INDEX
EX-20.1 Notice and Proxy Statement of 2009 AGM
EX-20.2 Form of the Notice of Internet Availability of Proxy Materials
EX-20.3 Form of Proxy Card
EX-99.1 Press Release: Internet Availability of Proxy Materials

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
By:	/s/ Alan Li
Name:	Alan Li
Title:	Chairman and Chief Executive Officer

Date: July 31, 2009

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 20.1	Notice and Proxy Statement of 2009 AGM

Exhibit 20.2	Form of the Notice of Internet Availability of Proxy Materials

Exhibit 20.3	Form of Proxy Card

Exhibit 99.1	Press Release: Internet Availability of Proxy Materials